                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2007

                         MAGIC SOFTWARE ENTERPRISES LTD.
                              (Name of Registrant)

                    5 HAPLADA STREET, OR-YEHUDA, ISRAEL 60218
                     (Address of Principal Executive Office)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                               Yes [_]     No [X]

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -Inquiries:
                              US Press Inquiries:

       MAGIC SOFTWARE ENTERPRISES TO REPORT THIRD QUARTER OF 2007 RESULTS

      CONFERENCE CALL SCHEDULED FOR THURSDAY, NOVEMBER 8TH AT 10:00 AM EST

OR YEHUDA, ISRAEL; NOVEMBER 1, 2007 - Magic Software Enterprises (NASDAQ:
MGIC), a leader in enterprise application development, deployment and integration technology, announced that it will report its third quarter of 2007 financial results on Thursday, November 8th, 2007.

Magic Software's management will also host a conference call to discuss the financial results later that same day. The conference call will begin at 10:00am
EST, or 5:00pm in Israel.

To participate in the conference call, please call the appropriate number listed below at least five to ten minutes prior to the start of the call:

From the US: 1 888 642 5032
From Canada: 1 866 485 2399
From UK: 0 800 917 9141
From Israel: 03 918 0688
All others: +972 3 918 0688

Callers should reference the Magic Software Earnings Conference Call.

For those unable to listen to the conference call, there will be a replay available from the investor relations part of Magic's web-site at:
www.magicsoftware.com.

ABOUT MAGIC SOFTWARE ENTERPRISES

Magic Software Enterprises (NASDAQ: MGIC) has been a leader in enterprise application development, deployment and integration technology for more than two decades. The company's service-oriented (SOA) platforms are used by companies worldwide to develop, maintain, and deploy both legacy and new business solutions, while integrating these applications across both internal and external, heterogeneous environments. Magic Software's platform-independent methodology lets companies achieve agility by quickly assembling composite applications, allowing programmers to create services and architects and business analysts to orchestrate and reuse these services to enable business processes. Through partnerships with industry leaders such as IBM and SAP and more than 2500 ISVs worldwide, Magic Software technology is used by more than
1.5 million customers around the globe.

Magic Software is a subsidiary of the Formula Systems and Emblaze Group of companies.

For more information on Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN
THIS NEWS RELEASE INCLUDE FORWARD-LOOKING STATEMENTS THAT MAY INVOLVE A NUMBER
OF RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY VARY SIGNIFICANTLY BASED UPON A
NUMBER OF FACTORS INCLUDING, BUT NOT LIMITED TO, RISKS IN PRODUCT AND TECHNOLOGY
DEVELOPMENT, MARKET ACCEPTANCE OF NEW PRODUCTS AND CONTINUING PRODUCT
CONDITIONS, BOTH HERE AND ABROAD, RELEASE AND SALES OF NEW PRODUCTS BY STRATEGIC
RESELLERS AND CUSTOMERS, AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S MOST
RECENT ANNUAL REPORT AND OTHER FILINGS WITH THE SECURITIES AND EXCHANGE
COMMISSION.

                                      # # #

Contact:
David Zigdon, CFO
Magic Software Enterprises Ltd
Tel. +972 (0)3 538 9600
dzigdon@magicsoftware.com

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE
REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE
UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                 (Registrant)

                                                 By: /s/ EITAN NAOR
                                                 ------------------
                                                 Eitan Naor
                                                 President and CEO

                                                 Date: November 1, 2007